March 4, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Stephen Krikorian

Re:	Unica Corporation Form 10-K for the Fiscal Year Ended September 30, 2008 Form 10-Q for the Quarterly Period Ended December 31, 2008 File No. 000-51461
Ladies and Gentlemen:
     On behalf of Unica Corporation (the “Company”) this letter is being submitted in response to the comments provided to the Company in a letter (the “Letter”) dated February 18, 2009 from Stephen Krikorian, Accounting Branch Chief of the Securities and Exchange Commission’s staff (the “Staff”), to Mr. Kevin P. Shone, Senior Vice President and Chief Financial Officer of the Company.
Form 10-K for the Fiscal Year Ended September 30, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 29
1.	Please consider expanding the overview in future filings to more fully discuss how management evaluates your financial condition and operating results. A revised overview could include, for example, a more detailed look at your prospects for future growth, material opportunities, and any known trends, demands, commitments, or uncertainties and their impact on your liquidity, capital resources, or results of operations, and material risks and challenges facing the company. For example, consider including under known trends that are affecting your company, a discussion of the following:
▪	Impact of tight credit conditions on historical and anticipated license revenue:

▪	Corresponding effects of lower implementation costs for subscription-based customers, and a more specific discussion of the nature of shifting sales personnel to garner more subscription-based customers: and

▪	Company activities to expand international sales with enterprise marketing management (EMM) products.
Response:
In future filings the Company will expand its discussion around known trends and uncertainties as well as material risks and challenges facing its business. If applicable, the Company will further describe the recent downward trend of license sales and the effect that the overall macroeconomic environment and tight credit conditions have had on its ability to sell perpetual-based software licenses. The Company notes your comment to consider “more specific discussion on the nature of shifting sales personnel to garner more subscription-based customers.” While the Company has disclosed that it anticipates subscription revenue will increase in the future, it does not expect to significantly shift resources away from perpetual-based license sales. The Company’s subscription sales have historically been targeted at small to mid-size companies, while perpetual license sales have been targeted at larger companies. The Company expects to continue to target customers in this way in the future. If applicable, the Company will make disclosures regarding the change of sales resources in future filings. In future filings, the Company will include relevant disclosures around the expansion of international sales, as applicable.
2.	On page 40 you state that the $8.2 million change to your deferred tax asset was the result of management’s changed view that “recent negative results should be considered indicative of future results”. Please tell us the business conditions or developments specific to your company upon which you based this conclusion. A reasonably complete discussion and analysis of such a materially adverse known trend should be provided in your disclosures, to explain the quantitative and qualitative basis of the conclusion that recent negative results will be indicative of future results.
Response:
The Company considered both positive and negative evidence in determining the likelihood of realizing its U.S. federal and state deferred tax assets and the need for a valuation allowance at September 30, 2008. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward period under the tax law. The Company considered the following negative developments:
•	The global economy deteriorated significantly since the third quarter of fiscal 2008 and this negatively impacted the Company’s fourth quarter results. This is evidenced by the Company not meeting its publicly disclosed revenue guidance for the quarter ended September 30, 2008 when, with the exception of the third quarter of fiscal 2007, the Company has historically met or exceeded its forecasted guidance;

•	The Company experienced delays in its sales cycles for its products as prospective customers re-evaluated spending on purchases of information technology assets;

•	The Company reduced its forecast for fiscal 2009 in response to the significant downturn in the global economy and its anticipated impact on the Company’s results, resulting in a projected taxable loss for fiscal 2009;

•	As of September 30, 2008, the Company was in a three year cumulative loss position. The cumulative loss is calculated as pre-tax income adjusted for permanent tax items;

•	SFAS No. 109, “Accounting For Income Taxes”, indicates that “a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome,” thereby requiring “positive evidence of sufficient quality and quantity” to support a conclusion that, based on the weight of available evidence, a valuation allowance is not needed.
Based upon the weight of both positive and negative evidence existing at September 30, 2008, the Company determined that the valuation allowance, recorded at September 30, 2008, was necessary.
In connection with the Company’s response to comment #1, in future filings the Company will enhance its disclosure around the decline in the overall macroeconomic environment and the related effect on license sales and results of operations of the Company.
Results of Operations
Revenue, page 36

3.	You describe factors that contributed to a material change in revenue without quantifying factors that significantly contributed to the change. For example, you disclose on page 37 that subscription revenue increased by $4.8 million, or 53%, from fiscal 2007 to fiscal 2008, primarily attributable to the impact of MarketingCentral acquisition, higher sales of Affinium NetInsight, and increased sales through MSP channel. You further disclose that you anticipate that subscription revenue will continue to increase in future years, without providing a qualitative discussion of the reasons for the belief. In future filings, please expand to provide quantified disclosure of each material factor identified, especially the contribution of any material offsetting factor you identify. Provide a reasonably concise qualitative discussion of why such material changes have occurred, to provide insight into the company’s actual activities in the marketplace, the company’s strategy, the activities and effects of competitors, and market developments and economic conditions with their effects on the results. See Item 303(a)(3)(ii) of Regulation S-K.
Response:
In future filings, where there is a material change in revenue, the Company will provide quantified disclosure of certain material factors identified. Also, the Company will enhance its qualitative discussion of why material changes to revenue have occurred. Finally, in future filings, the Company will discuss in more detail its expectations regarding subscription revenue.
4.	Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years. You disclose in a risk factor on page 13 that your quarterly and annual revenues may fluctuate due to product and price competition, and on page 17 that your international operations face different pricing environments, and on page 19 that you face competitive and other pressure to reduce the pricing of your maintenance arrangements. However, there is no subsequent discussion of pricing for your products and services and its effects on your results of operations. In future filings, please quantify the extent to which any revenue increases were the result of increases in volume sold or increases in price, and also the effect of any decreasing selling prices for your licensing contracts, maintenance and service arrangements or subscription agreements. It appears that the average selling price for new licensing contracts in the fourth quarter of fiscal 2008 was $325,000, which is at the low end of your historical average of $300,000 to $500,000. See Item 303(a)(3)(iii) of Regulation S-K.
Response:
The Company acknowledges that there is competition for its products and services which has historically affected how pricing is established. The average selling price for enterprise license arrangements is primarily dependent upon the size of the arrangements that the Company has executed during a particular period, including the number of locations where the software is implemented, the number of users of the software and the volume of transactions expected to be processed by the software. As such, relative size of license transactions during the fourth quarter of fiscal 2008 was the primary driver of the average selling price of $325,000; the average selling price was not significantly impacted by discounts given to customers relative to other periods. To the extent material changes in revenue are related to increases or decreases in pricing of products and services, the Company will describe in future filings the factors relating to such changes in pricing.
5.	In a risk factor on page 13, you disclose that the delay or cancellation of one or more large license transactions could affect your quarterly results of operations. There is no subsequent discussion in your results of operations of the impact of any delay in the closing of a large licensing transaction due to the slower pace of implementation, as occurred during your fourth quarter of fiscal 2008 with the largest licensing transaction that you were then pursuing. Please tell us what consideration you gave to providing a discussion in your results of operations about any delays in closing or decreases in the number of large license transactions, especially considering the challenging macro-economic climate that is adversely impacting perpetual license transactions because of their higher initial costs. We note that under “Results of Operations” on page 24 of the Form 10-Q for the quarter ended December 31, 2008, you disclose that license revenues decreased 42% from the same period in fiscal 2007, primarily due to delays in your sales cycles and cautious buying behavior of your customers; however, there is no further qualitative discussion of why such delays are occurring or why your customers are hesitant and if you expect this trend to continue.
Response:
In the Company’s earnings call for the fourth quarter of fiscal 2008, the Company discussed a large transaction that did not close prior to the end of the fiscal quarter which, had it closed, would have significantly increased license revenue for the period. This discussion was useful in the context of describing the Company’s revenue results for the fourth fiscal quarter compared to its expectations for revenue during that period. The Company considered whether it was necessary to include a discussion of delays in completing license sales in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). There was a 10% increase in license revenue from fiscal 2007 to fiscal 2008, which the Company has described as being primarily related to higher sales of its Affinium products. Given that the Company was describing an increase in license revenue, the Company decided that it wasn’t necessary to include language around delays in closing particular license transactions in the Results of Operations section of MD&A. In future filings, the Company will make the appropriate disclosures in instances where a delay in the closing of license transactions has an impact on a material change in license revenue.
In addition, in future filings, the Company will expand its discussion on the reasons for a delay in completing sales cycles and cautious customer buying behavior. The Company will include the following language regarding changes in license revenue in future filings, to the extent applicable:
“The decrease in license revenue was primarily related to lower sales of Affinium products, primarily related to delays in our sales cycles and cautious buying behavior on the part of our customers. The overall macroeconomic environment has caused customers to re-evaluate spending on purchases of information technology assets. While we continue to see demand for our products, selling cycles have nonetheless been extended and license revenue has decreased compared to the corresponding period in the prior year. Until we experience a positive change in the overall macroeconomic environment, we anticipate sales cycles will continue to be delayed and license revenue will be lower than that of prior periods.”
Cost of Revenue, page 38
6.	In light of the fact that you separately breakout and discuss your maintenance revenue and services revenue, tell us how you considered separately breaking out and discussing the cost of maintenance and services revenues.
Response:
The Company believes that maintenance and services revenue is an important measure in managing its business, and as such, the Company has outlined this revenue line item on the consolidated income statement. The Company acknowledges that maintenance revenue and services revenue are separately disclosed in MD&A primarily in order to reconcile recurring revenue, of which maintenance revenue is a component, to total revenue as disclosed on the consolidated income statement. The Company does not believe that separately disclosing cost of services revenue is meaningful because the Company primarily utilizes professional services personnel to support and assist in customer implementations of licensed software that is sold by the Company. In addition, the Company’s technical support personnel, who contribute to the cost of maintenance, and professional services personnel, routinely share resources in addressing customer needs.
     Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk, page 47
7.	Your disclosure indicates that declines in interest rates “would reduce future investment income.” Please tell us how you considered providing a sensitivity analysis to describe how changes in interest rates would impact investment income. See Item 305(a)(1)(ii)(A) of Regulation S-K.
Response:
In consideration of Item 305(a)(1)(ii)(A) of Regulation S-K, in future filings, the Company will provide a sensitivity analysis to describe the expected change in investment income given a 100-basis-point change in interest rates.
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Stockholders’ Equity and Comprehensive Income, page 53
8.	Please reconcile the $443 “tax benefit on options exercised” in 2008 in your consolidated statements of stockholders’ equity to the $142 in “excess tax benefits from share-based compensation” in your consolidated statements of cash flow.
Response:
The $443 recorded as “Tax benefit on options exercised” in the fiscal 2008 consolidated statement of stockholders’ equity is a net amount which consists of both excess tax benefits (“windfalls”) and tax deficiencies (“shortfalls”) as described in SFAS No. 123(R), “Accounting for Share-Based Payments”. The $142 recorded as “Excess tax benefits from share-based compensation”, in the fiscal 2008 consolidated statement of cash flows, represents the total gross windfalls recorded during the year. This amount is recorded as a cash inflow from financing activities and a cash outflow from operating activities in accordance with SFAS No. 123(R), paragraph A96. The Company also recorded total gross shortfalls during the year of $585.
A reconciliation of the amount recorded in the consolidated statement of stockholders’ equity is as follows:

Total gross windfalls recorded	$142
Total gross shortfalls recorded	(585)

Net amount recorded in the consolidated statement of stockholders’ equity	($443)

Notes to Consolidated Financial Statements
4. Goodwill and Acquired Intangible Assets, page 70
9.	Your disclosures indicate that you estimate the fair value of your reporting units based on discounted future cash flows estimated by management. We note that you have recorded a valuation allowance against your deferred tax assets because “recent negative results should be considered indicative of future results.” Please tell us how you considered these future negative results when performing your annual goodwill impairment test.
Response:

Management assessed the recoverability of the Company’s deferred tax assets, at September 30, 2008, in accordance with SFAS No. 109. See the response to question #2 for the factors the Company considered in recording a valuation allowance against its U.S. federal and state deferred tax assets.
Management performed its annual goodwill impairment test, as of September 30, 2008, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Management performs its goodwill impairment test at the reporting unit level. In order to complete Step 1 of the goodwill impairment test, the fair value of each reporting unit is compared to its net assets. The Company determines fair value using the income approach as well as the market approach, and applied a weighting to the result of each approach. The income approach is based upon discounted cash flows estimated by management for each reporting unit, while the market approach uses trading and transaction multiples, for companies considered comparable to Unica, to estimate fair value.
The discounted cash flows used in Step 1 of the annual impairment test of goodwill were derived from the same financial projections used in the Company’s assessment of the recoverability of its deferred tax assets. Note that in assessing the recoverability of the Company’s deferred tax assets, the Company estimated future taxable income, and management considered the projected taxable loss in fiscal 2009 a negative factor in this assessment. For the purposes of its annual goodwill impairment test, in order to estimate fair value under the income approach, the Company utilized expected future discounted cash flows for the next several years plus a terminal value. Upon completing Step 1 of the test, it was determined that the fair value of each reporting unit exceeded its carrying value, and as such, management determined that there was no impairment of goodwill as of September 30, 2008.
13. Segment Information, page 81
10.	Your disclosures indicate that you view and manage your business as one reporting segment. We also note your disclosures on page 70 which suggest that you have multiple reporting units. Please tell us how you considered the disclosures required by paragraph 26(a) of SFAS 131.
Response:
The Company notes that paragraph 26(a) of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, requires an enterprise to disclose the “factors used to identify the enterprise’s reportable segments, including the basis of organization.” Unica’s chief operating decision maker, as defined in SFAS No. 131, is our chief executive officer, who reviews financial information of the Company on a consolidated basis when assessing performance of the business and allocating resources. As such, the Company concluded as of September 30, 2008, that it operated in one operating segment and one reporting segment as defined in SFAS No. 131.
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 84
11.	We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were not effective but you do not disclose the date of this conclusion. Please tell us the date of your conclusion and ensure that you disclose this date in future filings. See Item 307 of Regulation S-K.
Response:
Our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of September 30, 2008, because of the material weakness described in Management’s Report on Internal Control over Financial Reporting, included in Item 9A, Control Procedures, of the Company’s Annual Report on Form 10-K. In future filings, the Company will disclose the date as to which our Chief Executive Officer and Chief Financial Officer conclude about the effectiveness of the Company’s disclosure controls and procedures.
Managements Report on Internal Controls Over Financial Reporting, page 84
12.	We note that you identified a material weakness related to deferred maintenance and subscription revenue. Please tell us more about this material weakness and tell us how it was identified. Tell us whether you recorded any adjustments in the quarter ended September 30, 2008 in connection with the material weakness. If you recorded adjustments, tell us whether these adjustments related to prior periods and explain how you have concluded that they were not material to the current or prior periods. Please provide us with a detailed SAB 99 analysis that supports this conclusion.
Response:
In connection with testing being performed by the Company’s auditors, it was discovered that there were errors in the Company’s deferred maintenance and subscription revenue calculation (the “Deferred Revenue Matter”) as of September 30, 2008. Specifically, there were errors in the deferred maintenance and subscription revenue balances due to the following:
a.	For certain customer arrangements, customer contract terms were input incorrectly into our accounting system, both when a customer contract was initially executed and when a customer contract was amended, resulting in incorrect recognition of the associated revenues;

b.	For certain customer arrangements where revenue was being deferred until collection occurred, the Company did not record revenue upon collection of cash.
Relating to both (a) and (b) above, the Company’s controls were not effective in ensuring that errors would be discovered in a timely manner. The Company performed a detailed analysis on the deferred maintenance and subscription revenue balances as of September 30, 2008, which included reviewing customer contracts and ensuring that the relevant terms were appropriately reflected in our accounting system. The Company also performed an analysis of deferred revenue balances, where revenue was being deferred until collection occurred, to identify instances where revenue was not recorded in a timely manner.
As a result of the above mentioned analyses, an audit adjustment was recorded to correct these errors, during the fourth quarter of fiscal 2008, in the amount of $372,000. The Company determined that the related control deficiency could result in a misstatement of the Company’s accounts and disclosures that would result in a material misstatement of the Company’s interim or annual consolidated financial statements and disclosures. As a result, management concluded that, as of September 30, 2008, our internal control over financial reporting was not effective.
Of the $372,000 adjustment recorded during the fourth quarter of fiscal 2008, $280,000 related to the fourth quarter of fiscal 2008, while $92,000 related to prior periods. The Company determined that the prior period errors were immaterial to the results of operations of fiscal 2007 and 2008, as well as to the results of operations of each of the quarterly periods of fiscal 2007 and 2008; the Company’s audit committee agreed with this conclusion. The Company has attached the SAB 99 analysis, that was finalized on December 9, 2008, for fiscal 2007 and fiscal 2008, which includes the errors relating to the Deferred Revenue Matter as well as other, less significant, errors that had been discovered either by management or its auditors.
Note that the Company has removed references to specific customers, for purposes of confidentiality, and has replaced such references with the following labels: Customer A, Customer B and Customer C.
Item 11. Executive Compensation, page 87

Incorporated by Reference from Definitive Proxy Statement filed on January 20, 2009
Compensation Discussion and Analysis, page 25
Overview and Compensation Philosophy, page 25
13.	We note that you hired Watson Wyatt to conduct an analysis of your compensation elements. Watson Wyatt analyzed national pay surveys of public software and high technology companies to provide a comparative basis. Watson Wyatt then compared total cash compensation to the peer group in 50th percentile to your total cash compensation, to which your compensation committee established cash compensation targets and non-cash compensation primarily based on this benchmarking data. As it appears you engage in benchmarking compensation, you should disclose the component companies of the benchmark and provide a concise discussion of how the comparative compensation is used, including the nature and extent of any discretion the compensation committee retains. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Division of Corporation Finance’s compliance and disclosure interpretations of Regulation S-K for more information. Please confirm that you will provide conforming disclosure in future filings, as applicable.
Response:

The Company confirms that in future filings it will disclose the component companies that form the basis of any benchmark survey data relied upon by its compensation committee when setting cash and non-cash compensation targets and will discuss how the comparative compensation data is used by the committee, including the nature and extent of any discretion retained by the compensation committee when setting those targets.

Absent any change in practice by the Company’s compensation committee, the disclosure in future filings will be consistent with the following sample disclosure which relates to the Watson Wyatt analysis used by the Company’s Compensation Committee in setting compensation for fiscal year 2008:

“Benchmarking. In connection with the establishment of executive compensation levels for fiscal 2008, the compensation committee engaged an independent compensation consultant, Watson Wyatt, to review and evaluate the elements of our executive compensation program, including base salaries, target bonus levels and equity ownership. As part of this evaluation, Watson Wyatt primarily analyzed executive compensation data from a group of publicly-traded software companies that the compensation committee believes competes with the Company for executive talent, as well as national pay surveys of public software and high technology companies. In general, the compensation committee seeks to provide total cash compensation, consisting of base salary and bonuses, to the Company’s executive officers that is at or slightly above the 50th percentile of the total cash compensation according to the market data, consisting of peer company information and national pay surveys, with the exception of the Chief Executive Officer who is compensated below the 50th percentile due to his status as a significant stockholder of the Company. In addition to market data, our compensation committee also takes into account factors such as level of responsibility, prior experience, internal equity and individual performance in arriving at final compensation decisions, which in some cases may exceed the 50th percentile.

For fiscal 2008, the companies used by Watson Wyatt to determine the peer group market data were: Ansoft Corp., Art Technology Group Inc., Blackboard Inc., Bottomline Technologies Inc., Chordiant Software Inc., Commvault Systems Inc., Concur Technologies, Inc., Costar Group Inc., Kenexa Corp., Pegasytems Inc., Phase Forward Inc., Rightnow Technologies Inc., Sumtotal Systems, Inc., Taleo Corp., Ultimate Software Group, VistaPrint, and Websense. The compensation committee believes these companies are appropriate benchmarks because one or more of the following applies: (a) they are of comparable size; (b) they are in a comparable industry; and/or (c) they are within our geographic market.”

Elements of Compensation, page 26
14.	You have omitted the company performance target, and in the case of Mr. Goldwasser, also his individual goals: Mr. Schnadig, his quarterly bookings targets; and for Mr. Welch, his quarterly services revenues and services margin targets. As these targets appear to be material to your compensation policy, they should be disclosed pursuant to Item 402(b)(2)(v) of Regulation S-K. If you have omitted these performance targets in reliance upon Instruction 4 to Item 402(b) of Regulation S-K, in your response letter please provide a reasonably detailed analysis supporting your conclusion that disclosure of the performance targets would cause you competitive harm.
Response: The Company respectfully believes that publicly disclosing the specific company or individual performance targets necessary for executives to receive incentive cash bonuses would cause substantial competitive harm to the Company by influencing the business decisions and actions of our competitors. As disclosed in our Annual Report on Form 10-K for 2008, active competition exists for our Company’s products and services from a variety of sources. Moreover, the Company believes that disclosing internal measures of performance may actually be misleading to analysts, shareholders and other members of the investing public.

The specific performance targets referred to in the Staff’s comment are based on internal measures of company financial goals and departmental financial goals that are intended to be aspirational and aggressive by nature. At the same time, those measures are directly linked to Company strategic initiatives. Our internal performance targets take into account a variety of factors including certain Company sales strategies, incentive methods and strategies, marketing plans, expense management, product pricing and discounting strategies, product development initiatives and other meaningful information that is highly confidential and proprietary to the Company and which for all other purposes is treated by the Company as confidential and proprietary. Disclosing internal measures of performance would provide our competitors with a “road map” to areas of strategic Company focus, priorities and objectives. If the Company were forced to make performance target information publicly available, it would enable competitors to target specific strengths and weaknesses of the Company and provide them with information regarding areas of Company resource commitment. Competitors could then leverage this information in ways that would put the Company at a competitive disadvantage. For example, if the Company were to disclose performance targets that were lower than prior years, a competitor might exploit the implications against the company (e.g. a competitor or customer might conclude that an anticipated technology release by the Company has been delayed, that the Company is struggling and may be the subject of a takeover, or a competitor may identify an opportunity to hire away senior level staff).

In addition, a number of our competitors are privately-held companies that do not file periodic reports with the Commission. As a result, disclosing particular financial targets and therefore our competitive strategy would put us at a significant competitive disadvantage because our competitors would have access to more information about our strategies than those competitors are required to disclose. This asymmetry of information would allow these non-public competitors to tailor their strategies and pricing decisions with the unfair advantage of having insight into our Company’s strategic direction.

The Company has taken the approach of providing current reports on Form 8-K when quarterly payments are made to named executive officers for whom specific performance target information has not been otherwise provided to investors. We believe that by taking the disclosure approach above coupled with our additional disclosure regarding the aggressive nature of the Company’s targets and goals and our expectation that the goals will not be fully achieved, provides investors with significant information that will help them realistically evaluate and assess the Company’s actual compensation practices as opposed to providing an internal goal that is really only relevant for the Company’s own incentive practices.

Mr. Goldwasser

In light of Mr. Goldwasser’s termination from the Company in August, 2008 and the fact that Mr. Goldwasser’s final incentive bonus payment was in part the product of a negotiated agreement, the Company determined that it would not be relevant to discuss achievement of Mr. Goldwasser’s individual goals in connection with payment of his incentive bonus.
15.	You have provided limited information concerning the degree of difficulty with which the undisclosed performance targets may be achieved, disclosing only that they are generally designed to be aggressive, and as with the case in fiscal 2008, that you do not expect all goals to be fully achieved. In future filings please expand your discussion of how difficult it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving performance measures are insufficient. For guidance, please refer to Question 118.04 of Division of Corporation Finance’s compliance and disclosure interpretation of Regulation S-K.
Response: The Company confirms and understands that general statements regarding the level of difficulty or ease associated with achieving performance measures is insufficient and that in future filings it will expand upon its discussion of achievement of goals.
16.	We note that some of your named executive officers received part of their bonuses on a quarterly basis (those with elements tied to quarterly targets); and that all other aspects of compensation were paid in two parts, in May and November. Please tell us if target corporate performance and individual performance goals are fixed in the beginning of the fiscal year, or if these targets are adjusted during the course of the year. Please also confirm that you will provide clarifying disclosure in future filings, as applicable.
Response: The Company confirms that target corporate performance and individual performance goals were fixed in the beginning of the fiscal year and were not adjusted during the course of the year. The Company further confirms that it will provide additional clarifying disclosures in future filings as applicable.
17.	Under tax considerations on page 31 you disclose that from time to time you may authorize compensation payments that are not deductible under Section 162(m) of the Internal Revenue Code. Please tell us if there was any non-deductible compensation provided in fiscal 2008; and if so, please tell us what consideration you gave to disclosing the non-deductible portions of compensation for each named executive officer. Also, tell us the incremental tax impact to the company of the payment of any non-deductible compensation. Also, please tell us how you plan to address this matter in future disclosure documents that provide executive compensation information.
Response:

The Company performed a Section 162(m) analysis as part of the preparation of its fiscal 2008 income tax provision and determined that there was no non-deductible compensation provided in fiscal 2008. The Company performs this analysis annually and will provide disclosure of any amounts determined to be non-deductible in future years.
Executive Officer Compensation, page 32
Summary Compensation Table, page 32
18.	You disclose in footnote 5 that Mr. Goldwasser was paid a total of $234,687, pursuant to terms specified in a transition agreement entered into by Mr. Goldwasser and your company on July 8, 2008. Please tell us why this agreement was not filed as a material contract to your Form 10-K for the fiscal year ended September 30, 2008, consistent with Item 601(b)(10)(iii) of Regulation S-K.
Response: Mr. Goldwasser’s transition agreement was finalized in July 2008 and the Company timely filed a Current Report on Form 8-K which provided a full description of the details of Mr. Goldwasser’s agreement. The Company recognizes that an 8-K filing and description alone is not sufficient to meet the requirements of the regulations and the failure to file Mr. Goldwasser’s transition agreement was an oversight.
Form 10-Q for the Quarterly Period Ended December 31, 2008
Item 4. Controls and Procedures
Changes in Internal Control over Financial Reporting, page 32
19.	Your disclosures indicate that you are implementing enhancements to your internal controls over financial reporting to address the material weakness. Considering these enhancements, tell us how you concluded that there were no changes in your internal control over financial reporting during quarter ended December 31, 2008 that materially affected the Company’s internal control over financial reporting.
Response:

During the quarter ended December 31, 2008, the Company began remediation plans for the material weakness related to the accounting for deferred maintenance and subscription revenue. The status of the remediation plans as of December 31, 2008 was as follows:
•	The Company began to enhance its quarterly review of deferred maintenance and subscription revenue to ensure that ending balances are appropriately stated and that revenue recognized for a period is complete and accurate. However, during the close process for the quarter ended December 31, 2008, the Company was not able to completely implement this control enhancement;

•	The Company began to utilize functionality in its accounting software that provides more controls in how contractual terms of customer arrangements are entered and maintained, as well as how maintenance and subscription revenue is tracked and reported. However, the Company was not able to completely utilize this functionality, as it originally intended, during the quarter ended December 31, 2008;

•	The Company began to enhance its review of deferred revenue balances relating to customers where revenue is recognized when collection has occurred. However, during the close process for the quarter ended December 31, 2008, the Company was not able to completely implement this control enhancement.
Given that the control procedures outlined above were not completely implemented, the Company believes that there was not a change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the quarter ended December 31, 2008. The Company believes it is taking the steps necessary to remediate the material weakness relating to the accounting for deferred maintenance and subscription revenue. The Company will continue to monitor the effectiveness of these procedures and will continue to make any changes that management deems appropriate. Once the control procedures have been implemented, we will make the required disclosures, as necessary, in the section titled “Changes in Internal Control over Financial Reporting” of either Item 4 or Item 9A of the Company’s Quarterly Report on Form 10-Q or Annual Report on Form 10-K, respectively.

In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at 781-487-8685 or by facsimile at 781-890-6053. Thank you for your assistance.
Very truly yours,
Kevin P. Shone
Senior Vice President and Chief Financial Officer

Attachment to Letter Dated March 4, 2009
Unica Corporation
SAB 99 Analysis
For the Quarters During and the Years Ended September 30, 2008 and 2007
The following is a discussion of prior quarter errors that were detected as part of the year-end close and audit.
FAS 86 Matter — Misstatement #1
During Q3 2008 the Company reached technological feasibility on a software release that the Company was developing. The costs incurred after reaching technological feasibility and prior to the end of Q3 2008 were expensed to the statement of operations. During Q4 2008 the release became available. During the Q4 2008 review of software releases by the accounting group, it was discovered that the release reached technological feasibility in the prior quarter. As a result, $47k of costs eligible for capitalization was inappropriately recorded to expense during Q3 2008 and corrected in Q4 2008.
Deferred Revenue and Customer A Revenue Matters — Misstatements #2 and #3

During the course of the 2008 year-end audit, the Company performed a detailed review comparing all deferred balances to a calculated balance based on the term start and end date and initial deferred balances. The results of the analysis revealed that, for certain transactions, the unwinding of deferred revenue had not been recorded in the appropriate period. Errors in the timing of revenue recognition were associated with 1) revenues not being recognized timely when the recognition method was upon cash receipt from the customer 2) errors in how amortization profiles were set up for invoices and corresponding credit memos. Due to changes in Company personnel during Q2 2008, processes that had been in place to capture revenue recognition triggers due to cash receipt or fulfillment of an undelivered element, broke down. The results of these errors resulted in an overstatement of revenues of $2k in FY07 and an understatement of revenues of $94k in the first three (3) quarters of FY 2008.
Other Revenue Matters
Misstatement #4 — In Q3 2008 the Company incorrectly invoiced $23K to Customer B for work that was not considered billable under the contract. This amount was corrected in Q4 2008.
Misstatement #5 — Marketing Central enters into subscription arrangements with its customers. Some of these arrangements include a fee for a minimum number of transactions/users, and transactions/users above such minimum require an incremental charge.

The Company had inappropriately recorded $36k of these fees as part of purchased receivables in purchase accounting as opposed to revenue. This error was discovered in Q1 2008 and corrected in that period.
Misstatement #6 — In Q1 2008 the Company entered into an arrangement with Customer C, an MSP. The Company’s policy is to recognize revenue once an MSP has identified the end-users relating to a particular arrangement. The Company began to recognize revenue under this arrangement in Q3 2008 even though Customer C had not identified all of the end-users. $23k of revenue was incorrectly recognized as revenue during Q3 2008 and subsequently reversed during Q4 2008.
Applicable Accounting Guidance
The Company has reviewed the following accounting literature to determine the accounting treatment associated with correction of the Matters:
SFAS 154 — Accounting Changes and Error Corrections
APB 28 — Interim Financial Reporting
SAB 99 (SAB Topic 1M) — Materiality
A. SFAS 154 — Accounting Changes and Error Corrections:
SFAS 154 defines an accounting error as: “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error.”
Paragraph 25 of SFAS 154 requires that material error corrections be reported as a prior period adjustment by restating the prior period financial statements.
B. APB 28 — Interim Financial Reporting
Paragraph 29 of APB 28 states that “In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”
C. SAB 99 (SAB Topic 1M) — Materiality
SAB 99 defines a matter as material if “in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

In using numerical thresholds for materiality, SAB 99 states:
“The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that — without considering all relevant circumstances — a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.”
SAB 99 Quantitative Analysis
See the attached schedule which outlines the quarterly misstatements as a percentage of PBT, net income, revenue, gross margin and Non-GAAP operating income. The attached schedule also shows the impact on GAAP and Non-GAAP EPS.
Fiscal Year 2007
•	The full year 2007 misstatements were ~$34k or ~11.2% of loss before tax (LBT) and ~4.8% of net income.

•	The misstatements in Q1 — Q3 2007 were less than $20k and less than 2% of PBT/LBT and net income/loss. Note that the error in Q1 2007 was ~ 10.4% of LBT, however, the total error was $5k (below the de minimis level).

•	The misstatements were ~$56k in Q4 2007 or ~12.3% and ~9.7% of PBT and net loss, respectively.

•	All of the 2007 annual and quarterly misstatements were less than 1% of revenue, gross margin, operating expenses and non-gaap operating income, with the exception of Q4 2007 where the misstatements were ~2.4% of non-gaap operating income. Note Q3 misstatements, while 5.5% of non-gaap operating income, were $16k (below the de minimis level).

•	Had the affect of these misstatements been recorded, both GAAP and Non-GAAP EPS would not have changed from those amounts previously reported by the Company.
The misstatements are primarily related to errors as described above in the Deferred Revenue and Customer A Revenue Matters. Note that LBT was $305k for fiscal 2007 or approximately break-even. As such, any error greater than $15k would be above the 5% of LBT threshold. The Company has established an overall materiality of ~$200k by considering the required amount to move EPS by $0.01, given weighted average shares of ~21M. The fiscal 2007 misstatements are well below the established overall materiality threshold.

Fiscal Year 2008
•	The full year 2008 misstatements were ~ $34k or ~1.5% of LBT and ~0.4% of net loss.

•	The Q1 2008 misstatements were ~6.2% of LBT and ~9.7% of net loss with a total misstatement of ~ $61k.

•	The Q2 2008 misstatements were ~ $7k, ~ 1.2% of LBT and ~1.4% of net loss

•	The Q3 2008 misstatements were ~ $127k, ~ 18.4% of PBT and ~2.0% of net income

•	The Q4 2008 misstatements were ~ $93k, ~6.5% of LBT and ~0.03% of net loss.

•	All of the 2008 annual and quarterly misstatements were less than 1% of revenue, gross margin and operating expenses.

•	The misstatements as a percentage of non-gaap operating income for Q1, Q2, Q3 and Q4 2008 were 6.9%, 0.5%, 4.5% and 9.2%, respectively. The misstatements as a percentage of non-gaap operating income were ~0.6% for fiscal 2008. Given the change in the macroeconomic environment, non-gaap operating income for Q4 2008 was significantly lower as compared to previous quarters in 2008.

•	Had the affect of these misstatements been recorded, GAAP EPS would not have changed from those amounts previously reported by the Company.

•	Had the affect of these misstatements been recorded, Non-GAAP EPS would not have changed for any fiscal quarter in 2008 from those amounts previously reported by the Company.
Note that the Company reported approximately break-even numbers throughout 2008 and finished with LBT for the full year of ~ $2.3M. While the Q1, Q3 and Q4 2008 quarterly misstatements as a percentage of PBT/LBT are higher than 5%, all of the quarterly misstatements are less than the Company’s established overall materiality level of ~$200k. Note that the misstatements of $93k in Q4 2008 were created by errors from previous quarters that were fixed in Q4 2008. The most significant factor in the Q4 misstatement relates to the errors that were created by the Deferred Revenue and Customer A Revenue Matters.
For the first three quarters in fiscal 2008, net income or loss as a percentage of revenue ranged between -1.5% and 1.2%. For Q4 2008 net loss as a percentage of revenue was 33% as the Company had recorded a charge of ~$7.9M in order to record a valuation allowance on its U.S. deferred tax assets. Correcting the out-of-period errors would not change net income or loss as a percentage of revenue by more than 0.5% in any quarterly period. In fiscal 2007, net loss as a percentage of revenue was ~0.5%. Correcting the out-of-period errors would not change net loss as a percentage of revenue by more that 0.1%. A reasonable person relying on our financial statements would likely view these changes as immaterial.
The misstatements had no impact on cash or cash equivalents. On the statements of cash flows for each of the quarters in fiscal 2008, certain line items within cash provided by operations and cash flow from investing activities would change, however, there was only a $47k impact to the amounts reported as cash provided by operations and cash flow from investing activities (less than 1% in Q3 and Q4 2008).

The Company believes that a reasonable person relying on our financial statements would deem such a misstatement as immaterial. There was no overall impact to cash provided by operations nor cash from investing activities during fiscal 2007 and 2008.
Trending information
PBT/LBT and net income/loss: None of the misstatements change a 2007 or 2008 quarterly/annual loss to income or vice versa. While fiscal 2007 and each of the 2008 quarters is close to break-even, none of the misstatements significantly changes PBT such that a reasonable person relying on our financial statements would be influenced by such change.
Revenue: The revenue misstatements as a percentage of reported revenue are less than 1% of total revenue for fiscal 2007 and 2008 and for each of the quarterly periods in fiscal 2007 and 2008. During the first 9 months of 2008, revenue was trending higher, while in Q4 2008, given the changes in the overall macroeconomic environment, there was a reduction in revenue; correcting the quarterly revenue misstatements would not change this overall trend.
Gross Margin: The revenue misstatements as a percentage of gross margin were less than 1% in fiscal 2007 and 2008 and for each of the quarterly periods in fiscal 2007 and 2008. During the first 9 months of 2008, gross margin was trending higher, while in Q4 2008, given the changes in the overall macroeconomic environment, there was a reduction in gross margin; correcting the quarterly revenue misstatements would not change this overall trend.
R&D/Opex: The FAS 86 matter affects research and development (R&D) expense in Q3 and Q4 2008. The misstatement as a percentage of R&D expense and total operating expenses is less than 1% for the applicable quarterly periods. This misstatement does not affect trend relating to R&D expense or total operating expenses. Note that R&D expense is correctly stated relating to the full fiscal year 2008.
Non-Gaap Operating Income: The misstatements in fiscal 2007 and 2008 would not affect the trend for non-gaap operating income. During the first 9 months of 2008, non-gaap operating income was trending higher, while in Q4 2008, given the changes in the overall macroeconomic environment, there was a reduction in revenue which directly affected non-gaap operating income; correcting the quarterly misstatements would not change this overall trend.
In addition to applying a quantitative analysis to materiality, SAB 99 requires a qualitative analysis.
See the list of qualitative factors noted in SAB 99, and the Company’s analysis related to such qualitative factors.

SAB 99 Qualitative analysis
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
In the errors listed above, the misstatements were inadvertent errors involving precise calculations.
Whether the misstatement masks a change in earnings or other trends.
The misstatements do not mask a change in earnings or other such trend. There are currently 7 analysts that follow Unica and all provide estimates on revenue, non-gapp operating income and non-gaap EPS. Unica also provides these same estimates one quarter in advance and for the full fiscal year. Non-gaap operating income excludes share-based compensation and amortization of intangible assets from acquisitions.
Revenue
For fiscal 2007, the as reported and as adjusted numbers for revenue are not significantly different. As such, in no quarter would the Company have fallen short of or exceeded expectations as a result of recording the out of period errors.
See the following for a comparison of actual results to analyst estimates and guidance provided by Unica for the quarters in fiscal 2008. Note for the purposes of this analysis, average numbers are shown for both the analyst consensus and Unica guidance.
2008 Quarterly Revenue

(in millions)	Q1	Q2	Q3	Q4*

Consensus estimate	27.42	29.63	30.55	33.72

Unica guidance	27.20	29.50	30.50	31.50

Unica pre-release	—	—	—	28.00

Unica as reported	28.46	30.79	33.29	28.59

Unica as adjusted	28.42	30.86	33.31	28.54

*	- Note that Unica has not yet reported Q4 results; the Q4 as reported numbers include the affect of correcting prior period misstatements within the quarter.

Q1: The as reported revenue numbers were ~ $1M higher than analyst and Unica estimates. The as adjusted revenue numbers also resulted in a difference of ~$1M from the original expectations. The as reported numbers were significantly higher than the estimates and the result of fixing the misstatements in the applicable quarter would likely not have influenced a reasonable person given reliance on previously reported results as compared to published expectations.
Q2: The as reported revenue numbers were ~ $1.1M higher than analyst and Unica estimates. The as adjusted revenue numbers resulted in a difference of ~$1.2M from the original expectations. The as reported numbers were significantly higher than the estimates and the result of fixing the misstatements in the applicable quarter would likely not have influenced a reasonable person given reliance on previously reported results as compared to published expectations.
Q3: The as reported revenue numbers were ~ $2.7M higher than analyst and Unica estimates. The as adjusted revenue numbers also resulted in a difference of ~$2.7M from the original expectations. The as reported numbers were significantly higher than the estimates and the result of fixing the misstatements in the applicable quarter would likely not have influenced a reasonable person given reliance on previously reported results as compared to published expectations.
Q4: The as reported revenue numbers were ~ $5.1M lower than analyst estimates and ~ $2.9M lower than Unica estimates. The as adjusted revenue numbers resulted in a difference of ~$5.2M and ~ $3.0M, respectively, from the original expectations. The as reported numbers were significant lower than the estimates and the result of fixing the misstatements in the applicable quarter would likely not have influenced a reasonable person given reliance on previously reported results as compared to published expectations. Given that revenue was significantly lower than original expectations, the Company pre-released revenue shortly after the end of fiscal 2008. The as reported and as adjusted revenue numbers are both higher than the guidance issued in the pre-release, and would likely not have influenced a reasonable person relying on our results as compared to the pre-release expectations.
Non-GAAP Operating Income
For fiscal 2007, the as reported and as adjusted numbers for non-gaap operating income are not significantly different. As such, in no quarter would the Company have fallen short of or exceeded expectations as a result of recording the out of period errors.

See table below relating to 2008 Non-GAAP operating income vs. expectations.
2008 Quarterly Non-GAAP Operating Income

(in millions)	Q1	Q2	Q3	Q4

Consensus estimate	1.10	1.72	2.05	3.81

Unica guidance	1.00	1.70	2.15	1.75

Unica as reported	0.88	1.46	2.83	1.01

Unica as adjusted	0.82	1.46	2.96	0.92

*	- Note that Unica has not yet reported Q4 results; the Q4 as reported numbers include the affect of correcting prior period misstatements within the quarter.
In 2008, the Company would not have fallen short of or exceeded expectations as a result of recording the out of period errors. See further explanation below.
Q1: The as reported non-gaap operating income numbers (“ng op inc”) were ~ $200k lower than analyst and Unica estimates. The as adjusted ng op inc numbers also resulted in a difference of ~ $200k from the original expectations. Given that the difference from expectations created by the as adjusted number was similar to the difference created by the as reported numbers, fixing the misstatements in the applicable quarter would likely not have influenced a reasonable person relying on our financial statements.
Q2: The as reported ng op inc numbers were ~ $250k lower than analyst and Unica estimates. The as adjusted ng op inc numbers resulted in a difference of ~ $180k from the original expectations. Given that the difference from expectations created by the as adjusted number was similar to the difference created by the as reported number, fixing the misstatements in the applicable quarter would likely not have influenced a reasonable person relying on our financial statements.
Q3: The as reported ng op inc numbers were ~ $800k higher than analyst and Unica estimates. The as adjusted ng op inc numbers resulted in a difference of ~ $900k from the original expectations. Given that the difference from expectations created by the as adjusted numbers was similar to the difference created by the as reported number, fixing the misstatements in the applicable quarter would likely not have influenced a reasonable person relying on our financial statements.
Q4: The as reported ng op inc numbers were ~ $2.8M lower than analyst estimates and ~0.7M lower than Unica estimates. The as adjusted ng op inc numbers resulted in a difference of ~ $2.9M and $0.8M, respectively, from the original expectations. Given that the difference from expectations created by the as adjusted number was similar to the difference created by the as reported number, fixing the misstatements in the applicable quarter would likely not have influenced a reasonable person relying on our financial statements.
Non-GAAP EPS
As discussed in the quantitative section, Non-GAAP EPS for the quarterly periods and full year 2007 would not have changed given the affect of the misstatements. As such, there was no affect on trend and the Company would not have fallen short of or exceeded expectations as a result of recording the out of period errors.

As discussed in the quantitative section, Non-GAAP EPS for Q1 through Q4 2008 and full fiscal 2008 would not have changed given the affect of the misstatements. There was no effect on overall trend which was an increase in EPS from Q1 through Q3 and then a reduction in Q4, given the change in the macroeconomic environment. The Company would not have fallen short of or exceeded expectations as a result of recording the out of period errors. Given that revenue was significantly lower than original expectations, the Company pre-released Non GAAP EPS of $0.01/share shortly after the end of fiscal 2008. The as reported and as adjusted revenue EPS numbers are both higher than the guidance issued in the pre-release, and would likely not have influenced a reasonable person relying on our results as compared to the pre-release expectations.
Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
The Company’s analyst expectations would not be impacted by an adjusted revenue or non-gaap operating income number. See analysis performed above.
Whether the misstatement changes a loss into income or vice versa.
A restatement for the misstatements discovered relating to the quarters during the years ended September 30, 2007 and 2008 would not change a loss to income or vice versa for any quarterly period.
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
The Company has operated in one reportable segment for all of fiscal 2007 and 2008. The misstatements, either individually or in the aggregate, do not affect a significant portion of the Company’s business.
Whether the misstatement affects the registrant’s compliance with regulatory requirements.
Regulatory compliance is not affected by any of the misstatements.
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.
The Company does not currently have loan covenants. The misstatements do not affect other contractual requirements.
Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The misstatements do not affect management’s compensation. A portion of management’s incentive compensation is based upon the results of the Company for the full fiscal year. The misstatements for the fiscal year ended September 30, 2008 are ~1.5% of loss before income taxes. Such misstatements will not affect management compensation for the year.
Whether the misstatement involves concealment of an unlawful transaction.
No unlawful transactions were concealed.
Summary and Conclusion
•	The misstatements in fiscal 2007 and 2008 and in Q1 — Q4 2008 are less than overall materiality, or ~$200k. Given that the Company has been close to break-even throughout fiscal 2007 and 2008, the materiality threshold is considered to be lower than that of companies of a similar size that have experienced large net income or loss results in the recent past.

•	The misstatements are less than 1% of revenue, gross margin and operating expenses for fiscal 2007 and 2008 and for each of the quarterly periods in fiscal 2008.

•	The misstatements do not affect trending for revenue, gross margin, PBT/LBT, net income/loss, non-gaap operating income and GAAP and Non-GAAP EPS.

•	The misstatements did not have an impact on total cash flow from operations or cash from investing activities for fiscal 2007 and 2008 and for Q1 and Q2 of fiscal 2008. The misstatements had less than a 1% impact on cash flow from operations and cash flow from investing activities during Q3 and Q4 2008. The misstatements did not affect the Company’s cash position.

•	Unica and certain analysts have provided guidance for the quarters relating to revenue and non-gaap operating income. Management believes that a reasonable person relying on previously reported results would not consider the misstatements material when comparing both the as reported and as adjusted numbers (outlined in a previous section) to the analysts’ estimates.
Unica management believes that the quarterly misstatements are not material to any prior period results given the discussion regarding quantitative and qualitative considerations listed above. Unica management does not believe it is necessary to restate previously filed 2008 quarterly financial statements nor its fiscal 2007 financial statements.
Finally, management considered whether it was necessary to disclose the financial impact of the out of period adjustments in its annual Report on Form 10-K. Management does not consider the errors recorded in Q4 2008 to be significant as compared to line items disclosed in footnote 14 of its Form 10-K titled Quarterly Financial Data. Line items that are separately disclosed include: revenue, gross margin, net income (loss) and earnings per share. The errors as a percentage of gross margin and revenue are less than 1% in any quarter and for the full fiscal year of 2008. The errors do not change basic or fully diluted earnings per share in any quarter and for the full fiscal year of 2008. Also, the errors are less than 2% of net income (loss) for all quarters and for the full fiscal year of 2008, with the exception of Q1 2008 where the error was ~9.7% of net loss. While the Q1 2008 error as a percentage of net loss is > 5%, the total error in Q1 2008 was ~ $61k. The Company believes the out of period errors are insignificant to its quarterly financial data and do not require separate disclosure in its Annual Report on Form 10-K.

Attachment A
Unica Corporation
SAB 99 Analysis
September 30, 2008

	Net Income Increase/(Decrease)
	In Thousands
										FY 2008
	Q1 07	Q2 07	Q3 07	Q4 07	FY 2007	Q1 08	Q2 08	Q3 08	Q4 08	Total

1 FAS 86 - release 7.5					0			47	(47)	0

2 Deferred revenue matter	(5)	14	(2)	35	42	(11)	74	66	(171)	(42)

3 Customer A revenue		(15)	(14)	(15)	(44)	(14)	(81)	60	79	44

4 Customer B revenue					0			(23)	23	0

5 MC excess user fee				36	36	(36)				(36)

6 Customer C revenue					0			(23)	23	0

Total OOP Error	(5)	(1)	(16)	56	34	(61)	(7)	127	(93)	(34)

Profit/(Loss) Before Tax	(48)	1,209	(1,921)	455	(305)	(989)	(595)	691	(1,435)	(2,328)

OOP Error as % of PBT	10.42%	-0.08%	0.83%	12.31%	-11.15%	6.17%	1.18%	18.38%	6.48%	1.46%

Tax Adjusted (TA) OOP Error	(4)	(1)	(11)	39	24	(41)	(4)	8	3	(34)

Net Income/(Loss)	(180)	1,063	(792)	405	496	(424)	(277)	411	(9,449)	(9,739)

TA OOP Error as % of Net Income/(Loss)	1.94%	-0.07%	1.41%	9.68%	4.80%	9.71%	1.36%	1.95%	-0.03%	0.35%

Total Revenue OOP Error	(5)	(1)	(16)	56	34	(61)	(7)	80	(46)	(34)

Reported Revenue	23,798	26,297	22,847	29,301	102,243	28,464	30,787	33,290	28,590	121,131

Revenue OOP Error as % of Reported Revenue	-0.02%	0.00%	-0.07%	0.19%	0.03%	-0.21%	-0.02%	0.24%	-0.16%	-0.03%

Total Revenue OOP Error	(5)	(1)	(16)	56	34	(61)	(7)	80	(46)	(34)

Gross Margin	19,199	20,400	17,212	23,000	79,811	21,259	22,670	24,748	21,013	89,690

Revenue OOP Error as % of Gross Margin	-0.03%	0.00%	-0.09%	0.24%	0.04%	-0.29%	-0.03%	0.32%	-0.22%	-0.04%

As Reported Diluted EPS	(0.01)	0.05	(0.04)	0.02	0.02	(0.02)	(0.01)	0.02	(0.46)	(0.48)

As Adjusted Diluted EPS	(0.01)	0.05	(0.04)	0.02	0.02	(0.02)	(0.01)	0.02	(0.46)	(0.48)

Difference	—	—	—	—	—	—	—	—	—	—

Total OOP Error	(5)	(1)	(16)	56	34	(61)	(7)	127	(93)	(34)

Total Non-GAAP Operating Income	1,142	2,549	(293)	2,361	5,760	882	1,462	2,834	1,008	6,229

Total OOP Error as a % of Total Non-GAAP Operating Income	-0.44%	-0.04%	5.46%	2.37%	0.59%	-6.92%	-0.48%	4.48%	-9.23%	-0.55%

As Reported Non-GAAP EPS	0.05	0.10	0.03	0.11	0.28	0.05	0.05	0.09	0.03	0.22

As Adjusted Non-GAAP EPS	0.05	0.10	0.03	0.11	0.28	0.05	0.05	0.09	0.03	0.22

Difference	—	—	—	—	—	—	—	—	—	—